Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS SECOND QUARTER
RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Calgary, Alberta, October 27, 2010 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) will hold a conference call and webcast to discuss its fiscal 2011 second quarter financial results on Wednesday, November 3, 2010 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern).

The call can be accessed by dialing:
Toll free: 1-877-407-9205
International: 1-201-689-8054

A replay will be available through December 3, 2010 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Account: 286
Conference ID: 359795

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=162284

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:      (780) 969-5599
Email: krowand@nacg.ca